Filed pursuant to Rule 424(b)(3)
File No. 333-153862

Grant Park Fund January 2010 Update
February 19, 2010
Supplement dated February 19, 2010 to Prospectus dated March 25, 2009
Class	January ROR	YTD ROR	Net Asset Value	Net Asset Value per Unit
A	-8.0%	-8.0%	$66.7M	$1,311.94
B	-8.0%	-8.0%	$639.5M	$1,126.44
Legacy 1	-7.8%	-7.8%	$4.8M	$891.06
Legacy 2	-7.8%	-7.8%	$4.1M	$889.42
GAM 1	-7.8%	-7.8%	$4.4M	$882.23
GAM 2	-7.8%	-7.8%	$9.5M	$879.07
GAM 3	-8.0%	-8.0%	$45.9M	$864.94
ALL PERFORMANCE REPORTED IS NET OF FEES AND EXPENSES

Fund Announcements

Your Schedule K-1 was mailed on February 19th. This document contains a reconciliation of your Grant Park capital account and a summary of your portion of Grant Park’s taxable items necessary to prepare your federal income tax return.

Sector Commentary

Agriculturals/Softs:   Grains markets predominantly fell as turmoil in the financial markets and record U.S. grains supplies weighed on prices.  In the softs markets, sugar continued its recent uptrend due to weak supply forecasts from Brazil and ongoing strong demand from Southeast Asia.

Currencies:  The Japanese yen posted solid gains for January following short-term weakness in the U.S. dollar.  Despite intra-month volatility, the U.S. dollar finished the month higher as several changes in Chinese banking regulations increased investor risk aversion.

Energies:  Crude oil markets declined due to weak industrial demand forecasts resulting from poor economic data and depressed crude production estimates from U.S. refiners.  In the natural gas markets, prices increased slightly as a cold front in the U.S. supported demand.

Equities: Share price declines in several large European financial firms sent most benchmark indices sharply lower.  The Eurostoxx 50 and the German Dax indices, which both declined in excess of 5%, were among the most affected.  In the U.S., concerns over changes to Chinese lending policies spurred liquidations in the U.S. equity markets, moving prices lower.

Fixed Income: U.S. Treasury prices rallied in January as a number of weaker-than-expected economic indicators, including unemployment estimates and U.S. retail sales in December, supported demand for more risk-averse U.S. debt instruments.  German Bunds also moved higher due to decreased demand for sovereign debt following financial trouble in Greece and other smaller EU nations.

Metals:  Gold and silver prices underwent several intra-month price swings to finish nearly unchanged for January.  The flat performance in the precious metals markets was due to the effects of short-term dollar weakness being offset by lower-than-expected Consumer Price Index data and weak demand forecasts.  Industrial metals generally declined as a result of bearish Chinese demand and elevated global base metals inventories.

Sincerely,

David Kavanagh
President

Enclosures

Daily fund performance is available on our website at www.grantparkfunds.com along with weekly commentary.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS
FUTURES TRADING INVOLVES A HIGH DEGREE OF RISK AND IS NOT SUITABLE FOR ALL INVESTORS
THIS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITY FOR SALE NOR SHALL THERE BE ANY SALE OF SECURITIES IN ANY JURISDICTION IN WHICH AN OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION OFFERING BY PROSPECTUS ONLY.

Account Statement
(Prepared from books without audit)
For the month ended January 31, 2010

STATEMENT OF INCOME
Trading Income (Loss)	Month to Date Total	Year to Date Total
Realized Trading Income (Loss)	$-36,102,004	$-36,102,004
Change In Unrealized Income (Loss)	-26,537,685	-26,537,685
Brokerage Commission	-485,916	-485,916
Exchange, Clearing Fee and NFA Charges	-33,928	-33,928
Other Trading Costs	-480,167	-480,167
Change in Accrued Commission	19,911	19,911
Net Trading Income (Loss)	-63,619,789	-63,619,789

Other Income	Month to Date Total	Year to Date Total
Interest, U.S. Obligations	$246,282	$246,282
Interest, Other	184,881	184,881
U.S. Government Securities Gain (Loss)	0	0
Total Income (Loss)	-63,188,626	-63,188,626

Expenses	Month to Date Total	Year to Date Total
Management Fee	$0	$0
Incentive Fee	0	0
Operating Expenses	163,350	163,350
Organization and Offering Expenses	184,722	184,722
Brokerage Expenses	4,071,818	4,071,818
Total Expenses	4,419,890	4,419,890

Net Income (Loss)	$-67,608,516	$-67,608,516

Statement of Changes in Net Asset Value	Month to Date Total	Year to Date Total
Beginning Balance	$831,270,498	$831,270,498
Additions	15,517,679	15,517,679
Net Income (Loss)	-67,608,516	-67,608,516
Redemptions	-4,435,919	-4,435,919
Balance at JANUARY 31, 2010	$774,743,742	$774,743,742

PERFORMANCE SUMMARY BY CLASS
Class	Net Asset Value per Unit	Units	Net Asset Value	ROR – Month to Date	ROR – Year to Date
A	$1,311.936	50,852.95792	$66,715,845	-7.95%	-7.95%
B	$1,126.441	567,702.06032	$639,483,136	-8.00%	-8.00%
Legacy 1	$891.061	5,339.78033	$4,758,071	-7.77%	-7.77%
Legacy 2	$889.415	4,574.44926	$4,068,586	-7.79%	-7.79%
GAM 1	$882.230	4,948.13192	$4,365,391	-7.80%	-7.80%
GAM 2	$879.072	10,758.19405	$9,457,232	-7.82%	-7.82%
GAM 3	$864.939	53,062.07866	$45,895,482	-7.95%	-7.95%

To the best of my knowledge and belief the information contained herein is accurate and complete.

__________________________________________________________
David Kavanagh, President
For Dearborn Capital Management, LLC
General Partner of Grant Park Futures Fund, Limited Partnership